SIBONEY

ATION

ANNUAL REPORT



Table of Contents

Financial Highlights 3

Letter to Our Stockholders 4

About the Company 5-7

Our Five Complementary Product Offerings 8-9

**Siboney Leaves No Child Behind...
With Orchard for Your State** 10-11

Management Discussion & Analysis 12-15

Auditor's Report 16

Selected Financial Information 17

**Consolidated Statement
of Financial Position** 18

**Consolidated Statement
of Operations** 19

**Consolidated Statement
of Stockholders' Equity** 20

**Consolidated Statement
of Cash Flows** 21

**Notes to Consolidated
Financial Statements** 22-31

**Corporate
Information** ...... **inside front & outside back covers**

Forward-Looking Statements

This annual report contains certain forward-looking statements that involve potential risks and uncertainties. Siboney Corporation's future results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include the impact of new technologies and possible changes in federal and state funding for education. You should not place undue reliance on these forward-looking statements, which are applicable only as of the date hereof. We have no obligation to revise or update these forward-looking statements to reflect events or circumstances that arise after the date hereof or to reflect the occurrence of unanticipated events.

Stockholder Information

Siboney Stock (SBON)

Siboney Corporation common stock is traded on the Over-The-Counter "Bulletin Board" maintained by Nasdaq. As of December 31, 2003, there were 17,591,079 shares issued and outstanding and approximately 11,000 stockholders of record, not including individuals holding shares in street name. The closing bid price of the Company's common stock was 17 cents per share on December 31, 2003.

The following table sets forth the high and low bid prices per share of common stock:

Market Price Of Common Stock

	2003		2002	
Quarter	**High**	**Low**	**High**	**Low**
First	$.26	$.17	$.56	$.44
Second	.29	.18	.46	.31
Third	.37	.23	.34	.25
Fourth	.38	.17	.25	.17

The foregoing market quotations reflect interdealer prices, without retail markup, markdown or commission and may not necessarily represent actual transactions.

No cash dividends were paid on the Company's common stock in 2003 or 2002. The Company intends to continue its historical pattern of utilizing cash generated by operations to support future growth.

Shareholder Assistance

For information about stock transfers, address changes, account consolidation, registration changes and lost certificates:

Registrar and Transfer Company
Attn: Investor Relations
10 Commerce Drive
Cranford, NJ 07016
(800) 368-5948

Annual Meeting

The Siboney Corporation Annual Meeting will be held on May 12, 2004 at 11:00 a.m. at the Frontenac Hilton Hotel, 1335 S. Lindbergh Blvd., Saint Louis, Missouri 63131.

(Corporate Information is continued on the outside back cover.)

Financial Highlights

For Years Ended December 31,	2003	2002	Change
Revenues	**$8,752,789**	$8,902,275	(1.7%)
Income from Operations	**$699,509**	$1,204,015	(41.9%)
Net Income	**$451,035**	$706,081	(36%)
Earnings per Common Share	**$0.03**	$0.04	(25%)
Total Assets	**$6,369,753**	$5,871,235	8.5%
Stockholders' Equity	**$5,012,478**	$4,450,604	12.6%
Number of Shares Outstanding	**17,591,079**	16,796,704	


$8.280
$8.902
$8.753
2001
2002
2003

Revenues
In Millions


$1.238
$.706
$.451
2001
2002
2003

Net Income
In Millions


$3.735
$4.451
$5.012
2001
2002
2003

Stockholders' Equity
In Millions


$.48
$.21
$.17
2001
2002
2003

Stock Price as of 12/31

Letter to Our Stockholders

My fellow stockholders:

Siboney Corporation's revenues in 2003 were $8.7 million, a 1.7% decrease from the $8.9 million reported in 2002. The Company's net income was down about $255,000, from $706,000 in 2002 to $451,000 in 2003, mainly due to the reduction in revenues, increases in salaries and marketing expenses, and increases in the cost of product development.

While our 2003 financial results may create the impression that there was little change in operations, that was not the case as we made a number of adjustments last year and we continued to invest in our business. The increases we have seen in the level of our sales and customer base over the past few years have necessitated a substantial expansion of our technical staff required to support our customers over the phone and in the field. At the same time, we have continued to upgrade our products so that they may be used with the latest operating systems and hardware platforms.

"Children should be tested on basic reading and math skills every year, between grades three and eight."

—George W. Bush

In 2003 we expanded our Orchard product with its Orchard for Your State versions that are now available for 30 states. This state-specific product links instruction to assessment while helping schools meet the federal mandates for accountability and academic improvement called for in the No Child Left Behind Act.

The No Child Left Behind Act was passed in 2000 and requires all public school students to perform at grade level by the year 2014, regardless of race, disability, economic status or a number of other subgroup factors.

The Act's accountability standards increase periodically until 2014. Schools that fall behind those standards must take certain prescribed actions, such as allowing their students to choose other, better-rated, public schools at the expense of the failing district and implement tutoring programs at no cost to parents. Chronically under performing schools also face the possibility of state takeover.

While controversy surrounds the Act and adjustments are being made to its implementation, it has raised the standards for accountability in our nation's schools. Moreover, much of the controversy focuses on the lack of sufficient federal funding to help states, school districts and schools improve their academic programs in order to assure compliance with the Act. Orchard's cost-effective pricing and scalable delivery options make it even more attractive to our customers when funding is tight.

It has been our objective over the past few years to increase our average order size by upgrading our products with additional desired features and by building the corporate infrastructure necessary to pursue mid to larger sized school districts. As a result, we have seen our average order size increase from the $100 - $500 level to the $10,000 - $15,000 level.

As we write this letter in the spring of 2004, we are pleased to report that order activity for our Orchard for Your State products appears to validate our business strategies for future growth. We are optimistic that these developments are evidence of great sales opportunities for large school districts.

As we move further into 2004, we look forward to improved financial performance as we continue to invest in new product development and an expanded level of customer service.

Sincerely,

Timothy J. Tegeler

About the Company

Siboney Corporation is engaged through its subsidiary, Siboney Learning Group, Inc., in the publishing of educational software primarily for schools. The Company has 52 full-time employees, two of whom are employed by the parent corporation. These employees are divided between sales, marketing, product development, customer service and product fulfillment.

The Company's educational software is designed for use in teaching reading, language arts, writing, math, science and English as a Second Language ("ESL") for students in grades kindergarten through adult. The Company's software is intended to motivate learners to master key skills and concepts that are stressed on standardized tests and in textbooks. The Company has served the educational market for more than 35 years.

The Company's growing portfolio of products now includes more than 190 active titles that focus on teaching basic skills and new concepts while meeting the learning needs of all students through time-on-task instruction. Most of the Company's software titles include a management system that tracks student progress and allows teachers to identify problem areas for further instruction. These titles are sold in a wide variety of product configurations to appeal to the different budgets and spending patterns found in classrooms, schools, school districts and adult learning centers.

Most of the Company's products are offered as single-title and series solutions, primarily for classroom teachers or as comprehensive solutions for entire school buildings and districts. The Company believes that its two-pronged product strategy affords the opportunity to deliver targeted and cost-effective solutions to almost every educator or educational institution looking for ways to use instructional software to improve student performance.

All of the Company's active titles are available on CD-ROM for Windows and Macintosh computers and are compatible with the different network configurations installed in schools today. At this time, five titles can be delivered over the web to schools looking for web-based solutions. The Company's Research and Development team continuously revises and upgrades products to keep up with changes in computer hardware and networking operating systems and develops new titles which are designed to be compatible with old and new operating systems. Popular titles include Math Concepts, Reading Concepts, Guided Reading, Diascriptive Reading, Process Writing, Phonics Mastery and Touchdown Math. The Company believes that more than 40,000 schools, community colleges and adult learning centers use the Company's software.

Siboney Learning Group currently offers five distinct product categories: Orchard Software for Your State; GAMCO Educational Software; Teacher Support Software; Educational Activities Software and Journey.

Orchard Software for Your State ("Orchard") offers schools and school districts a comprehensive and scalable curriculum-based solution with universal management and state-specific assessment at a value-oriented price. The Company believes that its Orchard for Your State versions launched in 2002 will help maintain Orchard's consistent growth in sales as schools look for proven ways to meet the new federal mandate for accountability in all states under the No Child Left Behind Act. Orchard for Your State offers schools and school districts state-specific versions of

About the Company *(Continued)*

The Company is best known for its software which motivates students to master key skills correlated to state and national objectives...

Orchard that are directly correlated to each state's educational standards. The No Child Left Behind Act of 2001 requires all students in grades three to eight in all states to take important tests based upon each state's standards. Orchard for Your State is a direct response to, and solution for, the emerging critical need for state-specific accountability and instruction.

Schools currently are using Orchard for Your State to help identify problem areas and remediate those problems using Orchard's wide variety of instructional content that has proven to be successful in more than 6,000 schools. In addition, the Company continues to offer its Orchard Teacher's Choice Solution, with an upgrade plan to Orchard for Your State, for schools whose budgets do not allow for a purchase of a state-specific solution.

Orchard is sold through a network of dealers and direct and independent representatives who actively call on schools to sell larger curriculum- and technology-based learning solutions. The Company believes that Orchard has become a recognized competitor in the growing Integrated Learning Systems market as a result of its motivating and balanced instructional content, its strong correlations to state objectives and tests, and cost-effective pricing structures. Orchard contributed 78%, 74% and 62% of the Company's revenue for the years 2003, 2002 and 2001, respectively.

GAMCO Educational Software ("GAMCO"), the Company's original product, provides schools with single titles and series which the Company believes are highly motivating. GAMCO products are sold through the major national and regional school software dealers, the Company's inside sales force and its direct catalog and promotions. All GAMCO titles include management features that track student progress and allow teachers to modify the instruction to meet individual learning needs.

The Teacher Support Software ("TSS") product line, which was acquired in 2000, is best known for its popular tools for teachers, including Worksheet Magic, and its effective and comprehensive reading programs, including Word Works. TSS products are now sold through all of the Company's sales channels as single-title solutions and as part of comprehensive Orchard solutions. The Company has actively upgraded older TSS products to be compatible with the computers and networks found in schools today.

The Company's Educational Activities Software ("EAS") line, which was acquired in 2001, has been a leading publisher of software for the middle school to adult learner market for more than 20 years. Best known for its Diascriptive Reading Series, EAS has traditionally sold its products to schools, community colleges, adult learning centers and correctional facilities through a network of independent representatives. EAS is the Company's primary product offering for the adult learning market and allows the Company to achieve incremental sales growth in a growing market for instruction in basic skills for adults. In addition, the Company sells selected EAS titles to its K-12 school customers and has developed a comprehensive solution with universal management called Real Achievement based upon EAS titles and appropriate titles from the Company's portfolio of other software products. The Company has committed development resources to upgrading these products and to web-enable selected titles since the older learner market appears to be increasingly responsive to software delivered to students over the Internet.

Journey, the comprehensive software product line acquired in 2001 is being upgraded to be competitive with other structured comprehensive solutions. The Company believes that Journey will be an attractive complementary product for Orchard due to its structured and sequenced content that adapts to individual learning needs. The Company is presently web-enabling Journey and the new web-enabled version is planned for release in 2004.

The Company has taken its two internal products and three strategically acquired companies and integrated them into one organization that is responsible for sales, marketing, product development, product support, customer service and fulfillment. The sales and marketing team takes internally developed, licensed and acquired content to the market through a hybrid, multiple channel network of professional field sales organizations, direct field and inside sales representatives, catalog dealers and its own direct marketing efforts. This hybrid sales network allows the Company to appeal to teachers purchasing individual titles with their own personal funds or through a classroom budget with its growing library of over 190 titles. The Company also can appeal to school administrators looking for building-wide solutions to improve student achievement with its curriculum series and its Orchard and Journey comprehensive software. Finally, the Company can appeal to school districts looking for more comprehensive district-wide solutions to improve test scores with its Orchard for Your State and Journey software.

The Company also has generated sales of selected products which have been revised for the consumer market and sold through a direct-to-the-home marketer of educational software. This alliance allows the Company to achieve incremental sales in the home market without incurring the costs of expensive retail distribution.

Siboney Coal Company, Inc. ("Siboney Coal"), a subsidiary of the Company, owns the fee and mineral interests in coal properties aggregating approximately 1,425 acres in Johnson and Martin Counties, Kentucky. Prior to May 14, 2003, these properties were leased to a mining company under a lease which expired in 2012 and required an annual minimum royalty payment of $30,000 plus royalties per ton of coal mined. On April 14, 2003 after the Company was unable to reach agreement with the leasee on revised terms of the lease, as sought by the leasee, and the leasee failed to make the minimum royalty payment as required, the Company notified the leasee that the lease would be terminated on May 14, 2003. There were no revenues received by the Company for these properties in 2003.

The Company has recently become aware that a new residential subdivision being developed in Johnson County, Kentucky may encroach on coal property owned by our subsidiary. We presently are investigating whether the Company has any claims against the developer or any homeowner arising out of this situation and we have retained counsel to advise us and represent us in this matter. At this time we are unable to determine whether or not this situation will have any material effect on our future results of operations or financial condition.

Other subsidiaries of the Company have royalty and working interests in oil and gas leases and property rights. Revenues from such leases and interests are not material. The present value of estimated future net oil and gas reserves of the Company's subsidiaries is presently not determinable, but is not believed to be material.

SIBONEY LEARNING GROUP
Software for Success

Our Five Complementary Product Offerings

	PRODUCT LINE	DESCRIPTION/SALES CHANNELS
COMPREHENSIVE SOLUTIONS	Orchard Software for Your State	• Motivating and comprehensive K-12 software solutions correlated to major state tests with management and assessment • Sold by professional sales organizations and direct outside sales reps
COMPREHENSIVE SOLUTIONS	JOURNEY Guided Educational Software	• Over 900 structured, sequenced and adaptive lessons in math and reading • Sold by same professional sales organizations and direct sales reps that currently sell Orchard
SINGLE-TITLE SOLUTIONS	GAMCO Educational Software	• Over 100 motivating K-12 titles in reading, language arts, math and science • Sold through national catalog dealers, Inside Sales reps and direct catalogs
SINGLE-TITLE SOLUTIONS	TSS Teacher Support Software	• Focused language arts content and tools for teachers to improve productivity • Sold through GAMCO and Orchard sales channels
SINGLE-TITLE SOLUTIONS	EA Educational Activities Software	• Remedial software for the middle school to adult learner plus assessment tools for teachers • Sold through independent reps to adult educators as well as GAMCO and Orchard sales channels

Siboney Learning Group publishes five different product offerings for its school customers. Very few companies in the instructional software market offer this kind of strategic approach to reaching all segments at a wide range of price points.

TARGET CUSTOMER/BUDGET SOURCES — BEST SELLERS

- School principals
- Curriculum and technology coordinators
- District coordinators

- Budget Sources = special grants, district technology funds, federal Title 1 funds



Guided Reading



Math Concepts

- School principals
- Curriculum and technology coordinators
- District coordinators

- Budget Sources = special grants, district technology funds, federal Title 1 funds



Log in to your Journey



A lesson in Math

- Classroom teachers
- Curriculum specialists in a school
- Media specialists

- Budget Sources = teachers' personal funds, classroom funds, general school funds



Touchdown Math



Phonics Mastery

- Classroom teachers
- Special education teachers
- Reading specialists

- Budget Sources = special education funds, special grants, general school funds



Worksheet Magic Plus



Word Works Vocabulary Series

- Grades 6-14 developmental specialists
- Adult education centers
- Correctional facilities

- Budget Sources = compensatory, adult and vocational education funds, workplace readiness and job training funds



Learning Styles Inventory



Dilemma In The Workplace

Like most schools, we had the NCLB blues. That's why…



The No Child Left Behind Act has ushered in a new era of accountability. While leaving no child behind is an important mission, it is not an easy one.

If you are facing new pressures for adequate yearly progress, minimal proficiency for all students, and data-driven decision making, you need to take a look at Orchard. Our Orchard for Your State solution is a cost-effective and scalable solution for your NCLB blues.

Our combination of state-specific assessment linked to targeted instruction for all students, plus simple but powerful decision-making tools, is available now… at a remarkably great price for your school or school district.

Over 7,000 schools use Orchard every day. Shouldn't you get Orchard and start saying good bye to those NCLB blues?

Our school got Orchard.

Teachers have so with so little time.



I use Orchard.

much to do That's why...

Nobody has a tougher or more important job than teachers. A new era of accountability has made your tough job even harder. You just may need Orchard.

Orchard is a research-based supplement to your core teaching that can help you accelerate improvement in student performance. Orchard works when and where you want it – your classroom, the computer lab or any learning center.

You get as involved in our Orchard for Your State solution as you want. Allow the computer to manage your students' instruction with minimal intervention from you, or get more actively involved in tailoring Orchard's instruction to meet your particular needs.

We invite you to join the hundreds [illegible] thousands of teachers that use [illegible] day to make their

Orchard is really fun and really helps us learn. That's why...



Research shows that motivating students is a key step in academic performance. That's why motivating students to learn is at the core of Orchard's instruction.

Orchard understands that all students come to school with different learning styles. Unlike many comprehensive software programs that quickly bore students, our comprehensive software is delivered through a variety of instructional approaches that meet individual learning styles.

Plus, lots of Orchard content includes built-in puzzles and learning games that will maintain your students' interest while reinforcing time-on-task learning.

We love it when students tell us that they love to learn with Orchard. You will, too.

We love Orchard.

ORCHARD YOUR NCLB SOLUTION

Management Discussion & Analysis

The following discussion analyzes the changes in the Company's results of operations during the three years in the period ended December 31, 2003 and comments on the Company's financial position as of December 31, 2003.

Critical Accounting Policies

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. As such, some accounting policies have a significant impact on the amounts reported in these financial statements. The preparation of our financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, the level of contingent assets and liabilities disclosed at the date of our financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates. We believe our most critical accounting policies include software revenue recognition, stock-based compensation, capitalization and amortization of software development costs, and goodwill and other intangible assets as explained below.

Software Revenue Recognition

Substantially all of the Company's software sales are made under contracts that call for only the delivery of software with no additional obligations. Revenue is recognized at the time of delivery, provided that there is a signed purchase order, delivery of the product has taken place, the fee is fixed by the contract and collection is considered probable.

Stock-Based Compensation

We account for our employee stock-based compensation plans in accordance with APB Opinion No. 25 (APB No. 25), *"Accounting for Stock Issued to Employees,"* and Financial Accounting Standards Board Interpretation No. 44, *"Accounting for Certain Transactions Involving Stock Compensation"*—an Interpretation of APB Opinion No. 25, and the disclosure provisions of SFAS No. 148, *"Accounting for Stock-Based Compensation – Transition and Disclosure."*

Accordingly, no compensation cost is recognized for our stock options granted to employees when the exercise price of each option equals or exceeds the fair value of the underlying common stock as of the grant date for each stock option.

Proprietary Software In Development

In accordance with Statement of Financial Accounting Standards No. 86, *"Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed,"* we have capitalized certain computer software development costs upon the establishment of technological feasibility. Technological feasibility is considered to have occurred upon completion of a detailed program design that has been confirmed by documenting and tracing the detailed program design to product specifications and has been reviewed for high-risk development issues, or to the extent a detailed program design is not pursued, upon completion of a working model that has been confirmed by testing to be consistent with the product design. Amortization is provided based on the greater of the ratio that current gross revenues for a product for the period involved bears to the total of current and anticipated future gross revenue for the product or the straight-line method over an estimated four-year useful life of the product. Future events such as market conditions, customer demand, or technological obsolescence could cause us to conclude that the carrying value of the software at a given point in time is impaired, and the amount of the impairment so determined would be required to be written off against the carrying value of the asset and charged as an expense against operations at the time such determination is made.

Goodwill and Other Intangible Assets

On January 1, 2002 we adopted Statement of Financial Accounting Standards No. 142, *"Goodwill and Other Intangible Assets"* (SFAS 142). SFAS 142 eliminates the amortization of goodwill and instead requires that goodwill be tested for impairment at least annually. Intangible assets deemed to have indefinite life under SFAS 142, such as goodwill, are no longer amortized, but instead reviewed at least annually for impairment. Prior to the adoption of SFAS 142, goodwill amortization amounted to $209,612 in 2001. Intangible assets with finite lives are amortized over their useful lives. As part of the implementation of SFAS 142, we were required to complete a transitional impairment test of goodwill and other intangible assets. The fair value of the Company's only operating business unit was estimated by obtaining an independent business valuation. There was no impairment of goodwill upon the adoption of SFAS 142. Prospectively, we will test our goodwill and intangible assets for impairment not less frequently than as a part of our annual business planning cycle during the fourth quarter of each year. Future events such as market conditions or operational performance could cause us to conclude that impairment exists. Any resulting impairment loss would be written off against the carrying value of the asset and charged as an expense against operations at the time such determination is made and could have a material adverse impact on our financial condition and results of operations.

Impact of Recently Issued Accounting Standards

In December 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003), *"Consolidation of Variable Interest Entities"* (FIN 46R), which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46, *"Consolidation of Variable Interest Entities,"* which was issued in January 2003. The Company will be required to apply FIN 46R to variable interests in VIEs created after December 31, 2003. For variable interests in VIEs created before January 1, 2004, the Interpretation will be applied beginning on January 1, 2005. For any VIEs that must be consolidated under FIN 46R and that were created before January 1, 2004, the assets, liabilities and noncontrolling interests of the VIE initially would be measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities and noncontrolling interest of the VIE. The Company does not have any variable interest entities, and therefore expects no impact of the adoption of FIN 46R.

In April 2003, the FASB issued SFAS 149, *"Amendment of Statement 133 on Derivative Instruments and Hedging Activities"* (SFAS 149), which amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133. The Statement is effective (with certain exceptions) for contracts entered into or modified after June 30, 2003. The Company does not own any derivative instruments or participate in any hedging activities, and therefore experienced no impact of the adoption of SFAS 149.

FASB Statement No. 150, *"Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity"* (FAS 150), was issued in May 2003. This Statement establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. The Statement also includes required disclosures for financial instruments within its scope. For the Company, the Statement was effective for instruments entered into or modified after May 31, 2003 and otherwise will be effective as of January 1, 2004, except for mandatorily redeemable financial instruments. For certain mandatorily redeemable financial instruments, the Statement will be effective for the Company on January 1, 2005. The effective date has been deferred indefinitely for certain other types of mandatorily redeemable financial instruments. The Company currently does not have any financial instruments that are within the scope of this Statement, and therefore experienced no impact of the adoption of SFAS 150.

Results of Operations
2003 In Comparison With 2002

For the year ended December 31, 2003 the Company's consolidated revenues decreased 1.7% to $8.8 million from $8.9 million recorded in 2002. This decrease was the result of the third consecutive year of difficult funding for K-12 schools, due primarily to cutbacks in states' budgets.

Sales of the Company's single title products, GAMCO and Teacher Support Software, continued to decline in 2003, reflecting an industry-wide trend toward more comprehensive solutions that began in 2000. In addition, the Company experienced lower sales to families through a distributor specializing in direct home sales.

Sales of the Company's flagship Orchard product to schools increased 9% in 2003 compared to 2002, primarily as a result of an increase in sales generated by the Company's direct sales force in territories not covered by the Company's network of resellers. Additionally, Educational Activities

Management Discussion & Analysis *(Continued)*

Software, acquired in January 2001, generated an increase in sales of 7% compared to 2002.

The Company did not receive any revenue from the Company's coal properties in 2003 compared with revenues of $30,000 in 2002. During 2003, the Company, by mutual agreement with the lessee of the properties who mined the coal, terminated the lease.

The cost of products sold increased $68,314 to $2.0 million in 2003. This increase reflected higher amortization of development expenses and higher royalty advances totaling $223,264. These increases were partially offset by lower material costs of $154,950.

Selling, general and administrative expenses increased to $6.0 million in 2003, or 5%, from $5.7 million in 2002, due primarily to increased expenses for salaries, professional fees and general marketing expenses.

As a result of the above factors, income from operations declined 42% to $699,509 in 2003 from $1,204,015 in 2002.

Net interest expense decreased 58% to $19,432 in 2003 from $46,706 in 2002, as the Company continued to pay down acquisition-related debt.

Income tax expense decreased to $234,075 in 2003, a reduction of $219,325 from $453,400 in 2002 primarily as a result of the decrease in pretax income.

As a result of the above factors, the net income for the year ended December 31, 2003 was $451,035 compared to net income for 2002 of $706,081, representing a decrease of 36%. Earnings per share decreased to $0.03 per share from $0.04 per share.

2002 In Comparison With 2001

For the year ended December 31, 2002 the Company's consolidated revenues increased 8% to $8.9 million from $8.2 million recorded in 2001. This increase was accomplished in another difficult funding year for K-12 schools.

Sales of the Company's flagship Orchard product to schools increased 30% in 2002 compared to 2001, the fifth consecutive year of increases in this comprehensive software product line. Additionally, Education Activities Software, acquired in January 2001, generated sales of $1.1 million in 2002, a decrease of 6% compared to 2001.

Sales of the Company's single-title product lines, GAMCO and Teacher Support Software, continued to decline in 2002, reflecting an industry-wide trend toward more comprehensive solutions that began in 2000.

Revenues from the Company's coal properties in 2002 were $30,000 compared to $187,000 in 2001. The decrease was due to reduced mining activity on the Company's property.

The cost of products sold increased to $1.9 million in 2002 from $1.5 million in 2001. This increase reflected additional amortization of development expenses of $215,582, as well as volume-and product mix-related increases in author royalties and cost of materials.

Selling, general and administrative expenses increased to $5.7 million in 2002 from $5.6 million in 2001, due primarily to increased expenses for the addition of personnel in technical support and sales management.

As a result of the above factors, income from operations declined 2.5% to $1.2 million in 2002.

Net interest expense decreased 46% to $46,706 in 2002 from $87,056 in 2001, as the Company continued to pay down acquisition-related debt.

Income tax expense in 2002 increased by $536,200 compared to 2001, primarily as a result of the utilization of net operating losses carried forward from prior years in 2002 not being offset by a reduction in the related deferred tax asset valuation allowance as was done in 2001, as the allowance was fully eliminated in 2001.

As a result of the above factors, the Company's net income for the year ended December 31, 2002 was $706,081 compared to net income for 2001 of $1.2 million, representing a decrease of 43%. Earnings per share decreased to $0.04 per share from $0.07 per share.

Liquidity and Capital Resources

The Company has financed its business primarily with cash generated from operating activities and accessing its bank revolving line of credit and seller financing. The line of credit agreement, which matures in June 2004, provides for maximum borrowings of $1.0 million and is secured by the Company's accounts receivable, equipment and inventory. The loan agreement requires the Company to maintain a net worth of at least $2.5 million. As of December 31, 2003, the Company reported a net worth of $5 million. As of that date, there were no borrowings outstanding under the Company's line of credit. The Company believes that it will be able to renew its line of credit and that its available capital resources are adequate to support its current business levels.

The Company expects that cash generated from operations, supplemented by cash on hand and its line of credit, will provide adequate liquidity to fund the Company's operations over the next year. However, the Company may be required to access additional sources of funding if it pursues significant future acquisitions or there are unanticipated adverse developments in its operations.

The Company had the following contractual obligations at December 31, 2003:

	Payments Due By Period				
Contractual Obligations	**Total**	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Long-term debt	$188,935	$182,164	$6,771	—	—
Capital lease obligations (including interest)	65,346	27,039	38,307	—	—
Operating lease obligations	491,012	254,492	236,520	—	—
Purchase Obligations	—	—	—	—	—
Other long-term liabilities reflected on the Company's balance sheet under GAAP	—	—	—	—	—

Report of Independent Certified Public Accountants

One North Brentwood Blvd.
Saint Louis, Missouri 63105
Telephone: 314-727-8150
Facsimile: 314-727-9195

Stockholders and Board of Directors
Siboney Corporation
St. Louis, Missouri

We have audited the accompanying consolidated balance sheet of Siboney Corporation and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2003. Our audits also included the consolidated financial statement schedule listed in Item 15. These consolidated financial statements and consolidated financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and consolidated financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Siboney Corporation and subsidiaries as of December 31, 2003 and 2002, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America, and the supporting schedule presents fairly, in all material respects, the information required to be set forth therein.

Rubin, Brown, Gornstein & Co. LLP

RUBIN, BROWN, GORNSTEIN & CO. LLP

St. Louis, Missouri
February 13, 2004

Selected Financial Information

The following selected financial data should be read in conjunction with our consolidated financial statements and related notes, *"Management's Discussion and Analysis of Financial Condition and Results of Operations"* and other financial information appearing elsewhere in this report. The Statement of Operations data set forth below for each of the years in the three-year period ended December 31, 2003 and the Balance Sheet data as of December 31, 2003 and 2002 are derived from, and qualified by reference to, our financial statements appearing elsewhere in this report. The Statement of Operations data for the years ended December 2000 and 1999 and the Balance Sheet data as of December 31, 2001, 2000 and 1999 are derived from audited financial statements not included herein.

	Years Ended December 31,				
	2003	2002	2001	2000	1999
Revenues	**$ 8,752,789**	$ 8,902,275	$ 8,280,373	$ 5,401,070	$ 3,309,021
Income from operations	**$ 699,509**	$ 1,204,015	$ 1,234,121	$ 1,126,819	$ 315,187
Income before income taxes	**$ 685,110**	$ 1,159,481	$ 1,155,588	$ 1,128,530	$ 407,783
Net income	**$ 451,035**	$ 706,081	$ 1,238,388	$ 1,317,530	$ 543,783
Earnings per common share - basic	**$ 0.03**	$ 0.04	$ 0.07	$ 0.08	$ 0.03
Weighted average number of common shares outstanding - basic	**17,343,407**	16,785,146	16,697,872	16,571,822	16,522,821
Earnings per common share - diluted	**$ 0.03**	$ 0.04	$ 0.07	$ 0.08	$ 0.03
Weighted average number of common shares outstanding - diluted	**17,374,890**	17,175,789	17,455,045	17,267,570	16,839,689
Total assets (at year-end)	**$ 6,369,753**	$ 5,871,235	$ 5,436,247	$ 3,427,112	$ 1,601,114
Long-term debt (at year-end)	**$ 43,574**	$ 211,768	$ 511,510	$ 210,298	$ 34,266
Total debt (at year-end)	**$ 250,082**	$ 635,416	$ 912,971	$ 307,734	$ 56,559
Stockholders' equity (at year-end)	**$ 5,012,478**	$ 4,450,604	$ 3,735,243	$ 2,486,223	$ 1,150,364

The Company neither declared nor paid cash dividends during the five years in the period ended December 31, 2003.

Consolidated Statement of Financial Position

Assets	December 31, 2003	2002
Current Assets		
Cash	**$ 1,102,608**	$ 568,947
Accounts receivable	**1,534,547**	1,613,674
Inventories	**377,382**	402,144
Refundable income taxes	**20,000**	—
Prepaid expenses	**133,253**	171,041
Deferred tax asset	**96,400**	48,000
Total Current Assets	**3,264,190**	2,803,806
Property and Equipment	**422,773**	410,789
Goodwill, Net	**1,045,015**	936,688
Other Assets	**1,637,775**	1,719,952
	$ 6,369,753	$ 5,871,235

Liabilities and Stockholders' Equity	2003	2002
Current Liabilities		
Current portion of long-term debt	**$ 182,164**	$ 398,852
Current portion of capitalized lease obligation	**24,344**	24,796
Accounts payable	**256,878**	294,192
Accrued profit sharing plan contribution	**55,000**	58,500
Accrued bonuses	**60,735**	54,822
Accrued commissions	**62,887**	65,896
Accrued vacation	**84,823**	97,693
Other accrued expenses	**232,670**	120,512
Total Current Liabilities	**959,501**	1,115,263
Long-Term Liabilities		
Long-term debt	**6,771**	150,621
Capitalized lease obligation	**36,803**	61,147
Deferred tax liability	**354,200**	93,600
Total Long-Term Liabilities	**397,774**	305,368
Commitments and Contingencies		
Stockholders' Equity		
Common stock:		
Authorized 100,000,000 shares at $0.10 par value; issued and outstanding 17,591,079 in 2003 and 16,796,704 in 2002	**1,759,108**	1,679,671
Additional paid-in capital	**50,310**	18,908
Retained earnings	**3,203,060**	2,752,025
Total Stockholders' Equity	**5,012,478**	4,450,604
	$ 6,369,753	$ 5,871,235

See the accompanying notes to consolidated financial statements.

Consolidated Statement of Operations

	For The Years Ended December 31,		
	2003	2002	2001
Revenues	**$ 8,752,789**	$ 8,902,275	$ 8,280,373
Cost of Product Sales	**2,039,147**	1,970,833	1,479,635
Selling, General and Administrative Expenses	**6,014,133**	5,727,427	5,566,617
Income From Operations	**699,509**	1,204,015	1,234,121
Other Income (Expense)			
Interest expense, net	**(19,432)**	(46,706)	(87,056)
Gain on sale and disposition of assets	**—**	—	6,000
Miscellaneous	**5,033**	2,172	2,523
Total Other Expense	**(14,399)**	(44,534)	(78,533)
Income Before Income Taxes	**685,110**	1,159,481	1,155,588
Income Tax (Expense) Benefit	**(234,075)**	(453,400)	82,800
Net Income	**$ 451,035**	$ 706,081	$ 1,238,388
Earnings Per Common Share – Basic	**$ 0.03**	$ 0.04	$ 0.07
Earnings Per Common Share – Diluted	**$ 0.03**	$ 0.04	$ 0.07
Weighted Average Number of *Common Shares Outstanding – Basic*	**17,343,407**	16,785,146	16,697,872
Weighted Average Number of Common Shares Outstanding – Diluted	**17,374,890**	17,175,789	17,455,045

See the accompanying notes to consolidated financial statements.

Consolidated Statement of Stockholders' Equity

For The Years Ended December 31, 2003, 2002 And 2001

	Common Stock		Additional Paid-In	Unrealized Holding	Retained	Total Stockholders'
	Shares	Amount	Capital	Gain	Earnings	Equity
Balance - January 1, 2001	16,658,344	$ 1,665,835	$ 8,332	$ 4,500	$ 807,556	$ 2,486,223
Issuance of Common Stock	85,680	8,568	6,564	—	—	15,132
Net Income	—	—	—	—	1,238,388	1,238,388
Net Appreciation on Investment	—	—	—	1,500	—	1,500
Sale of Investment	—	—	—	(6,000)	—	(6,000)
Balance - December 31, 2001	16,744,024	1,674,403	14,896	—	2,045,944	3,735,243
Issuance of Common Stock	52,680	5,268	4,012	—	—	9,280
Net Income	—	—	—	—	706,081	706,081
Balance - December 31, 2002	16,796,704	$ 1,679,671	$ 18,908	—	$ 2,752,025	$ 4,450,604
Issuance of Common Stock	812,500	81,250	23,594	—	—	104,844
Stock Repurchase	(18,125)	(1,813)	(3,592)	—	—	(5,405)
Tax Benefit of Non-Qualified Stock Options Exercised	—	—	11,400	—	—	11,400
Net Income	—	—	—	—	451,035	451,035
Balance - December 31, 2003	17,591,079	$ 1,759,108	$ 50,310	$ —	$ 3,203,060	$ 5,012,478

See the accompanying notes to consolidated financial statements.

Consolidated Statement of Cash Flows

	For The Years Ended December 31,		
	2003	2002	2001
Cash Flows From Operating Activities			
Net income	**$ 451,035**	$ 706,081	$1,238,388
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	**191,992**	166,906	141,179
Amortization	**575,825**	538,042	538,947
Deferred income taxes	**223,600**	453,400	(82,800)
Gain on sales and disposition of assets	**—**	—	(6,000)
Change in assets and liabilities:			
(Increase) decrease in accounts receivable	**79,127**	(271,412)	(642,396)
(Increase) decrease in inventories	**24,762**	(116,367)	(61,097)
Increase in refundable income taxes	**(20,000)**	—	—
(Increase) decrease in prepaid expenses	**37,788**	33,865	(91,778)
(Increase) decrease in deposits	**2,900**	(2,462)	22,365
Increase (decrease) in accounts payable and accrued expenses	**61,378**	(24,218)	241,678
Net Cash Provided By Operating Activities	**1,628,407**	1,483,835	1,298,486
Cash Flows From Investing Activities			
Payments for equipment	**(203,976)**	(155,136)	(194,257)
Proceeds from sale of assets, net of related selling expenses	**—**	—	6,000
Payments for software development costs	**(496,548)**	(696,850)	(539,360)
Payments for assets of and earn-out payments to unrelated entities	**(108,327)**	(29,135)	(1,137,520)
Net Cash Used In Investing Activities	**(808,851)**	(881,121)	(1,865,137)
Cash Flows From Financing Activities			
Proceeds from issuance of common stock	**104,844**	9,280	15,132
Payments under stock buy back program	**(5,405)**	—	—
Principal payments on capital lease obligation	**(24,796)**	(23,649)	(22,653)
Proceeds from long-term debt	**—**	—	725,000
Principal payments on long-term debt	**(360,538)**	(397,632)	(399,148)
Net Cash Provided By (Used In) Financing Activities	**(285,895)**	(412,001)	318,331
Net Increase (Decrease) In Cash	**533,661**	190,713	(248,320)
Cash - Beginning of Year	**568,947**	378,234	626,554
Cash - End of Year	**$ 1,102,608**	$ 568,947	$ 378,234
Supplemental Disclosure of Cash Flow Information			
Interest paid	**$ 26,476**	$ 58,491	$ 87,371
Income taxes paid	**$ 30,475**	$ 3,968	$ 9,414
Noncash investing and financing activities (Note 11)			

See the accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

December 31, 2003, 2002 And 2001

1. Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Siboney Corporation and its wholly-owned subsidiaries. All significant intercompany transactions have been eliminated in consolidation.

Estimates and Assumptions

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The carrying amounts of financial instruments including cash, accounts receivable and accounts payable approximate fair value due to the relatively short maturity of these instruments. The fair value of investments is estimated based on quoted market price. The carrying value of the long-term debt, including the current portion, approximates fair value based on the incremental borrowing rates currently available to the Company for financing with similar terms and maturities.

Cash

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits. Accounts at each institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000 per depositor. At December 31, 2003 and December 31, 2002, the Company had approximately $1,012,000 and $455,200 in excess of FDIC insured limits, respectively.

Allowance For Doubtful Accounts

Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollected amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. Changes in the valuation allowance have not been material to the financial statements.

Inventories

Inventories are valued at the lower of cost (first-in, first-out method) or market.

Property and Equipment

Property and equipment are carried at cost, less accumulated depreciation computed using principally the straight-line method. Assets are depreciated over periods ranging from three to 39 years.

When assets are retired or otherwise disposed of, the cost of the assets and the related accumulated depreciation are removed from the respective accounts and any gain or loss realized from disposition is reflected in results of operations.

Advertising

The Company expenses the costs of advertising as incurred except for direct response advertising, which is capitalized and amortized over its expected period of future benefits. Direct response advertising consists primarily of catalog advertising to which sales orders are directly attributed. The capitalized cost of the advertising is amortized over a 12-month period following the issuance of the catalog. At December 31, 2003 and 2002, $45,607 and $95,993, respectively, of advertising costs were capitalized. Advertising expense amounted to $607,931 in 2003, $546,863 in 2002 and $604,586 in 2001.

Revenue Recognition

Revenue from sales of educational software products is generally recognized upon product shipment, provided that no significant vendor obligations remain and collection of the resulting receivable is deemed probable. The Company maintains an "on approval" policy for most products, under which goods shipped subject to customer approval are not billed upon delivery and can be returned within 45 days. Invoices are sent after 45 days if the goods are not returned. The Company also maintains a general "satisfaction guaranteed" policy under which non-Orchard products may be returned within 12 months and Orchard products within 90 days from the date of sale if the customer is dissatisfied. All conditions for revenue recognition are met at the time of sale as defined in Statement of Financial Accounting Standards No. 48 *"Revenue Recognition When Right of Return Exists."* The Company has not experienced significant product returns for refund and, therefore, Company management is of the opinion that no allowance for sales returns is necessary.

Software Development Costs

Software development costs are capitalized at the point the Company determines that it is technologically feasible to produce the software title. Amortization is provided based on the greater of the ratio that current gross revenues for a product for the period involved bears to the total current and anticipated future gross revenues for the product or the straight-line method over an estimated four year useful life of the product.

Warranty Costs

The Company provides warranties on sales of educational products and all significant warranty costs are charged to operations when the costs are probable and estimatable. Company management is of the opinion that no allowance for warranty costs is necessary.

Stock Based Compensation

The Company adopted Statement of Financial Accounting Standards No. 123, *"Accounting for Stock Based Compensation"* (SFAS 123) in 1997. As permitted by SFAS 123, the Company continues to measure compensation expense for its stock-based employee compensation plans using the intrinsic method prescribed by APB Opinion No. 25, *"Accounting for Stock Issued to Employees."*

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation:

	For the Years Ended December 31,		
	2003	2002	2001
Net income, as reported	**$ 451,035**	$ 706,081	$ 1,238,388
Deduct: total stock-based employee compensation expense determined under fair value-based method for all awards, net of tax effects	**97,807**	108,231	77,001
Pro forma net income	**$ 353,228**	$ 597,850	$ 1,161,387
Earnings per share:			
Basic - as reported	**$ 0.03**	$ 0.04	$ 0.07
Basic - pro forma	**$ 0.02**	$ 0.04	$ 0.07
Diluted - as reported	**$ 0.03**	$ 0.04	$ 0.07
Diluted - pro forma	**$ 0.02**	$ 0.03	$ 0.07

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due, if any, plus deferred taxes relating primarily to differences in the basis of accounting for software development costs and goodwill.

Goodwill and Other Intangible Assets

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142 (SFAS 142), *"Goodwill and Other Intangible Assets."* SFAS 142 supersedes Accounting Principles Board Opinion No. 17, *"Intangible Assets,"* and requires goodwill and other intangible assets that have indefinite useful lives to no longer be amortized; however, these assets must be tested at least annually for impairment. SFAS 142 also requires an evaluation of existing acquired goodwill and other intangible assets for proper classification under the new requirements. In addition, intangible assets (other than goodwill) that have finite useful lives continue to be amortized over their useful lives; however, the amortization period of such intangible assets will no longer be limited to 40 years.

The Company adopted SFAS 142 effective January 1, 2002 and, accordingly, ceased amortizing amounts related to goodwill starting January 1, 2002. The balance of goodwill is related to the Company's subsidiary, Siboney Learning Group, Inc. (SLG). In accordance with the adoption of SFAS 142, the Company performed a goodwill impairment review by obtaining an independent business valuation. The Company compared its fair value with the carrying amount of assets and determined that none of the goodwill recorded was impaired.

The following is a reconciliation of reported net income adjusted for adoption of SFAS 142:

	2003	2002	2001
Reported net income	**$ 451,035**	$ 706,081	$ 1,238,388
Add back: Goodwill amortization	**—**	—	209,612
Pro forma net income	**$ 451,035**	$ 706,081	$ 1,448,000
Basic earnings per share - as reported	**$ 0.03**	$ 0.04	$ 0.07
Basic earnings per share - pro forma	**$ 0.03**	$ 0.04	$ 0.09
Diluted earnings per share - as reported	**$ 0.03**	$ 0.04	$ 0.07
Diluted earnings per share - pro forma	**$ 0.03**	$ 0.04	$ 0.08

Recently Issued Accounting Standards

In December 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003), *Consolidation of Variable Interest Entities* (FIN 46R), which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46, *Consolidation of Variable Interest Entities*, which was issued in January 2003. The Company will be required to apply FIN 46R to variable interests in VIEs created after December 31, 2003. For variable interests in VIEs created before January 1, 2004, the Interpretation will be applied beginning on January 1, 2005. For any VIE that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities and noncontrolling interests of the VIE initially would be measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities and noncontrolling interest of the VIE. The Company does not have any variable interest entities, and therefore expects no impact of the adoption of FIN 46R.

In April 2003, the FASB issued SFAS 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities* (SFAS 149), which amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133. The Statement is effective (with certain exceptions) for contracts entered into or modified after June 30, 2003. The Company does not own any derivative instruments or participate in any hedging activities, and therefore experienced no impact of the adoption of SFAS 149.

Notes to Consolidated Financial Statements *(Continued)*

FASB Statement No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity* (SFAS 150), was issued in May 2003. This Statement establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. The Statement also includes required disclosures for financial instruments within its scope. For the Company, the Statement was effective for instruments entered into or modified after May 31, 2003 and otherwise will be effective as of January 1, 2004, except for mandatorily redeemable financial instruments. For certain mandatorily redeemable financial instruments, the Statement will be effective for the Company on January 1, 2005. The effective date has been deferred indefinitely for certain other types of mandatorily redeemable financial instruments. The Company currently does not have any financial instruments that are within the scope of this Statement, and therefore experienced no impact of the adoption of SFAS 150.

2. Operations

The Company's operations consist of only one segment, the publishing and distribution of educational software products through Siboney Learning Group, a wholly-owned subsidiary. Sales are made through a network of independent distributors throughout the country as well as through its own catalogs and sales force.

The Company also holds interests in certain coal, oil and gas natural resources which are not considered to be material.

During 2001, the Company acquired certain assets or stock of various unrelated entities. These acquisitions were accounted for using the purchase method with the results of operations included in the Company's consolidated statement of operations from the dates of acquisition.

The total purchase price of the two acquisitions was allocated as follows:

	January 2001	May 2001
Goodwill	$ 445,536	$ 363,650
Software development costs	298,847	131,401
Covenants not to compete	100,000	100,000
	$ 844,383	$ 595,051

See Note 17 for the pro forma effect of the acquisitions.

3. Accounts Receivable

Accounts receivable consist of:

	2003	2002
Accounts receivable	**$ 1,597,878**	$ 1,676,827
Less: Allowance for doubtful accounts	**63,331**	63,153
	$ 1,534,547	$ 1,613,674

Accounts receivable are pledged as collateral for notes payable (Note 7).

4. Inventories

Inventories consist of:

	2003	2002
Raw materials	**$ 329,817**	$ 336,191
Finished goods	**93,465**	95,253
Reserve for obsolescence	**(45,900)**	(29,300)
	$ 377,382	$ 402,144

Inventories are pledged as collateral for notes payable (Note 7).

5. Property and Equipment

Property and equipment consist of:

	2003	2002
Leasehold improvements	**$ 71,033**	$ 70,223
Office equipment, furniture and fixtures	**833,526**	679,113
Machinery and equipment	**381,156**	442,143
	1,285,715	1,191,479
Less:		
Accumulated depreciation	**862,942**	780,690
	$ 422,773	$ 410,789

Assets held under capital leases totaled $97,978 at December 31, 2003 and 2002. Accumulated depreciation related to these leased assets amounted to $40,824 and $16,330 at December 31, 2003 and 2002, respectively. Amortization expense of capital lease assets is included in depreciation expense.

Depreciation charged to operations amounted to $191,992 in 2003, $166,906 in 2002 and $141,179 in 2001.

Certain equipment is pledged as collateral for notes payable (Note 7).

6. Goodwill and Other Assets

Goodwill

Goodwill represents the purchase price of the acquired companies' assets in excess of the fair value of those net assets at the date of acquisition and prior to January 1, 2002 was amortized on a straight-line basis over five years, which approximated the life of the acquired assets. There was no amortization of goodwill charged to operations in 2002 or 2003 with the adoption of SFAS 142. Amortization of goodwill charged to operations amounted to $209,612 in 2001 (Note 1). Additions to goodwill of $108,327 in 2003 and $29,135 in 2002 represent earn-out payments made in those years relating to acquisitions made prior to 2002.

Other Assets

Other assets, net of accumulated amortization, consist of:

	2003	2002
Software development costs (Net of accumulated amortization of $1,224,428 in 2003 and $664,006 in 2002)	**$ 1,634,090**	$ 1,696,701
Covenants not to compete	**—**	16,666
Deposits	**3,685**	6,585
	$ 1,637,775	$ 1,719,952

Software development costs are capitalized at the point the Company determines that it is technologically feasible to produce the software title. Such costs are amortized on a modified declining balance method over a period of four years.

During 2003, 2002 and 2001, $496,548, $695,585 and $539,360, respectively, of software development costs were capitalized. Amortization of software development costs charged against earnings amounted to $559,159, $407,416 and $196,002 in 2003, 2002 and 2001, respectively. Software development costs not capitalized are expensed in the year incurred and totaled approximately $656,300, $299,000 and $346,000 in 2003, 2002 and 2001, respectively.

Covenants not to compete are being amortized on a straight-line basis over two years, which is the life of the covenant agreements. Amortization of these covenants charged to operations amounted to $16,666, $125,000 and $133,333 in 2003, 2002 and 2001, respectively.

The weighted average amortization period of intangible assets that are subject to amortization (primarily software development costs) is four years. Projected amortization of intangible assets expected to be charged to earnings over the next five years is as follows:

Year	Amount
2004	$ 411,139
2005	364,109
2006	198,597
2007	75,288
2008	—
	$ 1,049,133

7. Long-Term Debt

Long-term debt consisted of the following:

	2003	2002
Notes payable - bank, face amount of $725,000, secured by accounts receivable, inventory and fixed assets, payable in monthly installments of $8,025 and $6,771 plus interest at the bank's prime rate plus 0.25%, final payments due in May 2004 and January 2005	**$ 129,935**	$ 303,797
Notes payable - seller financed, face amount of $546,646, unsecured, payable in quarterly installments of $25,000 including interest at the Company's implicit borrowing rate at the time of acquisition of 10.25%, final payment made in January 2004	**24,375**	209,845
Note payable - finance company, unsecured, payable in monthly installments of $7,041 including interest at 6.25%, final payment due in July 2004	**34,625**	—
Note payable - finance company, unsecured, payable in monthly installments of $5,265 including interest at 8.5%, final payment made in July 2003	**—**	35,831
	188,935	549,473
Less: Current maturities	**182,164**	398,852
	$ 6,771	$ 150,621

Notes to Consolidated Financial Statements *(Continued)*

The Company has a $1,000,000 revolving line-of-credit agreement with a bank. The outstanding debt is due on demand, and if no demand is made, the outstanding debt is due on June 30, 2004. The agreement, secured by accounts receivable, inventory and equipment, requires monthly interest payments on the outstanding balance at the lender's prime rate. As of December 31, 2003 and 2002, no amounts were outstanding under the line-of-credit agreement. The revolving credit agreement with the bank requires the Company to maintain a minimum net worth of $2,500,000.

The weighted average interest rate on the Company's borrowings was 5.39%, 6.97% and 8.39% for the years ended December 31, 2003, 2002 and 2001, respectively. Interest expense amounted to $26,476, $53,771 and $96,186 for the years ended December 2003, 2002 and 2001, respectively.

The scheduled maturities of long-term debt at December 31, 2003 are as follows:

Year	Amount
2004	$ 182,164
2005	6,771
	$ 188,935

8. Capital Leases

The Company has entered into a capital lease agreement for a phone system with a cost of $97,978. The lease provides for payments which are the equivalent of principal and interest at 5.5%, payable in monthly installments of $2,253, with final payment due in May 2006.

The future minimum annual lease payments under the capital leases are:

Year	Amount
2004	$ 27,039
2005	27,039
2006	11,268
	65,346
Less: Amount representing interest	4,199
	61,147
Less: Current maturities	24,344
	$ 36,803

9. Deferred Compensation Plan

On January 1, 1994, the Company adopted a qualified, defined contribution profit sharing plan covering eligible full-time and part-time employees. The plan is qualified under Section 401(k) of the Internal Revenue Code, and allows employees to contribute on a tax deferred basis. The plan provides for matching contributions on a graduated scale, up to 3.6% of the employee's annual qualified wages. The plan also provides for nonelective or discretionary contributions by the Company in such amounts as the Board of Directors may annually determine. The Company's total contributions to the 401(k) plan were approximately $108,700 in 2003, $111,500 in 2002 and $95,100 in 2001.

10. Income Taxes

The income tax (expense) benefit consists of:

	2003	2002	2001
Current:			
Federal	$ (188,000)	$ (298,000)	$ (369,000)
State	(29,075)	(45,000)	(55,000)
	(217,075)	(343,000)	(424,000)
Utilization of net operating losses carried forward	206,600	343,000	424,000
Total current	(10,475)	—	—
Deferred:			
Federal	(195,000)	(394,000)	72,000
State	(28,600)	(59,400)	10,800
Total deferred	(223,600)	(453,400)	82,800
	$ (234,075)	$ (453,400)	$ 82,800

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company's deferred tax assets and liabilities, as shown in the accompanying consolidated balance sheet, include the following components:

	2003	2002
Deferred Tax Assets		
Inventory obsolescence and uniform capitalization	$ 25,600	$ 24,000
Accrued vacation	32,000	—
Allowance for doubtful accounts	24,000	24,000
Goodwill	129,600	84,100
Noncompete agreements	91,000	92,000
Purchased software development costs	11,000	29,000
Net operating loss carryovers	14,800	245,500
Total deferred tax assets	328,000	498,600
Deferred Tax Liabilities		
Property and equipment	12,300	15,000
Capitalized software development costs	573,500	529,200
Total deferred tax liabilities	585,800	544,200
Net deferred tax liabilities	$ (257,800)	$ (45,600)

Based on the Company's net income over the three years in the period ended December 31, 2003 and on the Company's budgeted results of operations for 2004, management has determined that no deferred tax asset valuation allowance is necessary at December 31, 2003.

The deferred tax assets and liabilities include the following components:

	2003	2002
Net current deferred tax assets	$ 96,400	$ 48,000
Net long-term deferred tax liabilities	(354,200)	(93,600)
	$ (257,800)	$ (45,600)

The net operating loss carryovers for federal income tax purposes of approximately $43,000 at December 31, 2003 are available to reduce future taxable income. These net operating losses expire in 2018.

Notes to Consolidated Financial Statements *(Continued)*

The reconciliation of the effective tax rate with the statutory federal income tax rate is as follows:

	2003	2002	2001
Statutory rate	**34%**	34%	34%
State income taxes, net of federal benefits	**4**	4	4
Effect of expiration of net operating losses carried forward	**—**	—	28
Realization of deferred tax asset valuation allowance	**—**	—	(76)
Other	**(4)**	1	3
	34%	39%	(7)%

11. Supplemental Cash Flow Information

In 2002, the Company financed the purchase of assets of $97,978 through a capital lease and the addition of prepaid expenses through a note payable of $45,747.

In 2001, the Company financed the purchases of the assets of educational software companies through notes payable of $302,038.

12. Stock Option Plans

The Company's 1997 Incentive Stock Option Plan, as amended, (the "1997 Plan") provides for granting to key employees of the Company or its subsidiaries options to purchase a maximum of 2,400,000 shares of the Company's common stock. The 1997 Plan provides for the granting of options which qualify as incentive stock options, within the meaning of Section 422 of the Internal Revenue Code. All options granted under the 1997 Plan must have an exercise price of not less than 100% of the fair market value of the common stock on the date of grant. The 1997 Plan has a maximum term of ten years.

The Board of Directors of the Company may, in its sole discretion, amend, discontinue or terminate the 1997 Plan at any time, provided, however, that it may not, without stockholder approval, change the maximum number of shares for which options may be granted under the 1997 Plan.

The Company also has a non-qualified stock option plan (the "1987 Plan") which provides for granting to eligible employees, directors, consultants and contractors of the Company or its subsidiaries, options to purchase authorized but unissued or reacquired shares of the Company's common stock. The Board of Directors has full authority and discretion in fixing the purchase price of the stock subject to each option granted. The term of each option granted pursuant to the 1987 Plan shall not be more than five years from the date of grant.

The weighted-average fair value of options at date of grant for options granted during 2003, 2002 and 2001 was $0.07, $0.23 and $0.46 per option, respectively. The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2003	2002	2001
Expected option life	**3.0 years**	2.6 years	2.9 years
Risk free interest rate	**2.93%**	2.92%	5.00%
Expected volatility	**44.12%**	93.84%	123.98%
Expected dividend yield	**—**	—	—

A summary of stock option activity for 2003, 2002 and 2001 is as follows:

	Number of Shares	Price Per Share	Weighted Average Exercise Price
Balance - January 1, 2001	**1,734,000**	**$ 0.1275 - $ 0.62**	$ 0.27
Granted	**753,900**	**$ 0.495 - $ 0.655**	$ 0.55
Exercised	**(85,680)**	**$ 0.1275 - $ 0.515**	$ 0.18
Forfeited/Expired	**(77,900)**	**$ 0.1275 - $ 0.56**	$ 0.49
Balance - December 31, 2001	**2,324,320**	**$ 0.1275 - $ 0.655**	$ 0.35
Granted	**724,200**	**$ 0.23 - $ 0.38**	$ 0.32
Exercised	**(52,680)**	**$ 0.1275 - $ 0.515**	$ 0.18
Forfeited/Expired	**(152,400)**	**$ 0.16 - $ 0.56**	$ 0.40
Balance - December 31, 2002	**2,843,440**	**$ 0.1275 - $ 0.655**	$ 0.35
Granted	**1,132,300**	**$ 0.20 - $ 0.255**	$ 0.21
Exercised	**(812,500)**	**$ 0.1275 - $ 0.515**	$ 0.13
Forfeited/Expired	**(394,520)**	**$ 0.20**	$ 0.28
Balance - December 31, 2003	**2,768,720**	**$ 0.180 - $ 0.655**	$ 0.37

The following table summarizes information about stock options outstanding at December 31, 2003:

	Outstanding Options			Exercisable Options	
Range of Exercise Prices	Number of Options	Weighted Average Remaining Years of Contractual Life	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
$ 0.180 - $ 0.2550	1,353,900	3.0	$ 0.21	626,780	$ 0.21
$ 0.380 - $ 0.5665	1,164,820	3.0	$ 0.49	847,972	$ 0.50
$ 0.620 - $ 0.6550	250,000	3.0	$ 0.65	240,000	$ 0.42
$ 0.180 - $ 0.6550	2,768,720		$ 0.37	1,714,752	$ 0.42

13. Earnings Per Share

Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding of 17,343,407 in 2003, 16,785,146 in 2002 and 16,697,872 in 2001.

Diluted earnings per share is computed by dividing net income by the weighted average number of common and common equivalent shares outstanding of 17,374,890 in 2003, 17,175,789 in 2002 and 17,455,045 in 2001.

The determination of the numerator and denominator for the computation of basic and diluted earnings per common share is as follows:

	2003	2002	2001
Numerator for basic and diluted earnings per share - income available to common shareholders	**$ 451,035**	$ 706,081	$ 1,238,388
Denominator:			
Weighted average number of common shares used in basic EPS	**17,343,407**	16,785,146	16,697,872
Effect on dilutive securities: Common stock options	**31,483**	390,643	757,173
Weighted average number of common shares and dilutive potential common stock used in diluted EPS	**17,374,890**	17,175,789	17,455,045

Options to purchase 1,614,820 shares of common stock at rates ranging from $0.255 to $0.655 were outstanding at December 31, 2003 but were not included in the components of diluted EPS because the options' exercise price was greater than the average 2003 market price of the common shares.

For additional disclosures regarding stock options, see Notes 1 and 12.

Notes to Consolidated Financial Statements *(Continued)*

14. Commitments

Lease Commitments

The Company leases office and warehouse space under renewable operating leases which expire at various dates through May 2007. Total rent expense under all operating leases was $235,787, $227,579 and $196,238 in 2003, 2002 and 2001, respectively.

The future minimum annual rentals under the remaining leases are as follows:

Year	Amount
2004	$ 254,492
2005	157,150
2006	59,320
2007	20,050
	$ 491,012

Guaranteed Royalty Agreement

The Company has an agreement with a publishing company for software licensing. The terms of the agreement require minimum royalty payments up to 20% on sales of selected products.

The future minimum annual guaranteed royalties payable under the agreements are as follows:

Year	Amount
2004	$ 100,000
2005	100,000
2006	100,000

15. Significant Customer and Suppliers

There were no customers that represented more than 10% of the Company's revenues in 2003. In 2002, Brainstorm USA, LLC and Hart, Incorporated each accounted for approximately 12% of the Company's revenues. In 2001, Brainstorm USA, LLC accounted for approximately 10% of the Company's revenues. Accounts receivable from these two customers totaled approximately $342,000 at December 31, 2002. There was not a significant concentration of accounts receivable from customers at December 31, 2003 or 2001.

There were no significant suppliers for 2003, 2002 and 2001.

16. Summary of Quarterly Financial Information (Unaudited)

The following are unaudited comparative quarterly summaries of the consolidated results of operations of the Company for the years ended December 31, 2003 and 2002. The summaries were prepared using accounting principles generally accepted in the United States of America and, in the opinion of the Company's management, include all adjustments, consisting of normally recurring accruals, necessary for a fair presentation of the results of operations for the respective quarterly periods.

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter		Total	
	Amount	Per Share	Amount	Per Share	Amount	Per Share	Amount	Per Share	Amount	Per Share (1)
	(In Thousands Of Dollars, Except Per Share Amounts)									
2003										
Net Sales	$ 1,529		$ 3,336		$ 1,549		$ 2,339		$ 8,753	
Gross Profit	1,151		2,706		1,087		1,770		6,714	
Income (Loss) Before Extraordinary Items and Cumulative Effect of a Change in Accounting	(242)	(0.01)	793	0.05	(275)	(0.02)	175	0.01	451	0.03
Net (Loss) Income	(242)	(0.01)	793	0.05	(275)	(0.02)	175	0.01	451	0.03
2002										
Net Sales	$ 1,868		$ 3,074		$ 1,916		$ 2,044		$ 8,902	
Gross Profit	1,436		2,439		1,451		1,605		6,931	
Income Before Extraordinary Items and Cumulative Effect of a Change in Accounting	45	—	491	0.03	73	—	97	0.01	706	0.04
Net Income	45	—	491	0.03	73	—	97	0.01	706	0.04

(1) Earnings per share are computed independently for each of the quarters presented. Therefore, the sum of the quarterly net earnings per share will not necessarily equal the total for the year. The per share amounts presented represent earnings per share on both a basic and diluted basis.

17. Pro Forma Information (Unaudited)

The following pro forma consolidated information of the Company, for the year ended December 31, 2001, gives effect to the acquisitions disclosed in Note 2 as if they were effective January 1, 2001. The information gives effect to the acquisitions under the purchase method of accounting.

The pro forma information may not be indicative of the results that would have actually occurred if the acquisitions had been effective on the dates indicated or of the results that may be obtained in the future. The pro forma information should be read in conjunction with the consolidated financial statements and notes thereto of the Company.

	Pro Forma December 31,
(In thousands, except per share data)	**2001**
Net operating revenue	**$ 8,280**
Net income	**1,118**
Net income available to common stockholders	**1,118**
Earnings per common share - basic	**0.07**
Earnings per common share - diluted	**0.06**

Corporate Information

Board of Directors

Rebecca M. Braddock
Siboney Corporation
Saint Louis, Missouri

William D. Edwards, Jr.
Siboney Corporation
Saint Louis, Missouri

Alan G. Johnson
K-V Pharmaceutical Company
Saint Louis, Missouri

Ernest R. (Bodie) Marx
Siboney Corporation
Saint Louis, Missouri

Lewis B. Shepley
Consultant
Saint Louis, Missouri

Timothy J. Tegeler
Siboney Corporation
Saint Louis, Missouri

Officers

Timothy J. Tegeler
Chairman and Chief
Executive Officer
Siboney Corporation

Ernest R. (Bodie) Marx
President
Siboney Corporation and
Siboney Learning Group, Inc.

William D. Edwards, Jr.
Executive Vice President and
Chief Operating Officer
Siboney Corporation and
Siboney Learning Group, Inc.

Rebecca M. Braddock
Vice President, Secretary
and Treasurer
Siboney Corporation

Corporate Offices

Siboney Corporation
325 N. Kirkwood Rd., Suite 300
P.O. Box 221029
Saint Louis, MO 63122
(314) 822-3163
(314) 822-3197 Fax
http://www.siboney.com

Siboney Learning Group, Inc.
325 N. Kirkwood Rd., Suite 200
Saint Louis, MO 63122
(314) 909-1670
(314) 984-8063 Fax
http://www.siboneylearninggroup.com
http://www.gamco.com
http://www.orchardsoftware.com
http://www.tssoftware.com
http://www.ea-software.com
http://www.journeypassport.com

Transfer Agent and Registrar

Registrar and Transfer Company
Attn: Investor Relations
10 Commerce Drive
Cranford, NJ 07016
(800) 368-5948

General Counsel

Thompson Coburn, LLP
Saint Louis, Missouri

Accountants

Rubin, Brown, Gornstein & Co. LLP
Saint Louis, Missouri

Availability of 10-K

A copy of the Company's 2003 Annual Report on Form 10-K filed with the Securities and Exchange Commission (including related financial statements and schedules but excluding exhibits) is available to stockholders, without charge, upon written request to the Company or from the Siboney Web page (www.siboney.com). This information can be found by searching the EDGAR database under Shareholder Services.

SIBONEY CORPORATION